Filed pursuant to Rule 433 Registration Statement No. 333-238458-02 FINANCIAL PRODUCTS FACT SHEET (T1972)

Offering Period: October 30, 2020 – November 6, 2020

Autocallable Securities due November 19, 2021 Linked to the Performance of the

S&P 500® Index

Product Terms

•	If a Trigger Event occurs on the Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium.

•	If the securities are not automatically redeemed and the Final Level is equal to or greater than the Initial Level, for each $1,000 principal amount of securities investors hold, investors will receive a Redemption Amount of $1,000 plus a return based on the leveraged upside performance of the Underlying.

•	If the securities are not automatically redeemed, the Final Level is less than the Initial Level and a Knock-In Event has not occurred, investors will receive the principal amount at maturity.

•	If the securities are not automatically redeemed and a Knock-In Event has occurred, investors will be fully exposed to any depreciation in the Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG (“Credit Suisse”), acting through its London branch
Trade Date:	Expected to be November 6, 2020
Settlement Date:	Expected to be November 12, 2020
Underlying:	The S&P 500® Index
Automatic Redemption:	If a Trigger Event occurs on the Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities you hold plus the Automatic Redemption Premium. Payment will be made in respect of such redemption on the Automatic Redemption Date, and no further payments on the securities will be made.
Trigger Event:	Occurs if, the closing level of the Underlying on the Trigger Observation Date is equal to or greater than the Trigger Level.
Trigger Level**:	Approximately 90% of the Initial Level.

Trigger Observation Date**	Automatic Redemption Date**
May 7, 2021	May 12, 2021

Upside Participation Rate**:	Expected to be 200%
Automatic Redemption Premium**:	For each $1,000 principal amount of securities you hold, expected to be at least $42.50.
Knock-In Level**:	Approximately 80% of the Initial Level.
Knock-In Event:	Occurs if the Final Level is less than the Knock-In Level.
Initial Level:	The closing level of the Underlying on the Trade Date.
Final Level:	The closing level of the Underlying on the Valuation Date.
Redemption Amount:	Subject to Automatic Redemption, for each $1,000 principal amount of securities, $1,000 x (1 + Security Performance Factor).
Security Performance Factor:

The Security Performance Factor is expressed as a percentage and is calculated as follows:

If the Final Level is equal to or greater than the Initial Level, the Security Performance Factor will equal the Upside Participation Rate x Underlying Return. If the Final Level is less than the Initial Level and (i) a Knock-In Event has not occurred, the Security Performance Factor will equal zero; or (ii) a Knock-In Event has occurred, the Security Performance Factor will equal the Underlying Return.

Underlying Return:	An amount calculated as follows:
(Final Level – Initial Level) / Initial Level
Valuation Date:	November 16, 2021
Maturity Date:	November 19, 2021
CUSIP:	22552WS30
Fees:	Certain fiduciary accounts will pay a purchase price of $987.50 per security, and the placement agent with respect to sales made to such accounts will forgo any discounts and commissions. Citigroup Global Markets Inc., which we refer to as CGMI, will act as placement agent for the securities. CGMI will forgo discounts and commissions for sales to fiduciary accounts. The total discounts and commissions represent the amount that CGMI receives from sales to accounts other than such fiduciary accounts. CGMI will receive discounts and commissions from Credit Suisse or one of our affiliates that will not exceed $12.50 per $1,000 principal amount of securities.

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date will be between $900 and $987.50 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). This range of estimated values reflects terms that are not yet fixed. A single estimated value reflecting final terms will be determined on the Trade Date.

* As used in this document, references to “we” or “our” are to Credit Suisse AG, as Issuer.

** To be determined on the Trade Date.

Certain Product Characteristics

•	The Knock-In Level will be approximately 80% of the Initial Level**

Hypothetical Returns at Maturity

Underlying Return	Security Performance Factor	Redemption Amount per $1,000 Principal Amount(1)(2)
60%	120%	$2,200
50%	100%	$2,000
40%	80%	$1,800
30%	60%	$1,600
20%	40%	$1,400
10%	20%	$1,200
0%	0%	$1,000
−10%	0%	$1,000
−20%	0%	$1,000
−21%	−21%	$790
−30%	−30%	$700
−40%	−40%	$600
−50%	−50%	$500
−60%	−60%	$400
(1)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

(2)	Assumes a Knock-In Level of 80%**, an Upside Participation Rate of 200%** and that the securities have not been automatically redeemed

Hypothetical Amounts due upon Automatic Redemption

Automatic Redemption Premium	Redemption Amount per $1,000 Principal Amount(1)
$42.50	$1,042.50
(1)	This table illustrates the amount that would be due if a Trigger Event occurs on the Trigger Observation Date, assuming the Automatic Redemption Premium set forth under “Product Terms.” If a Trigger Event occurs on the Trigger Observation Date, the securities will be automatically redeemed and investors will receive a cash payment equal to the principal amount of securities they hold plus the Automatic Redemption Premium. No further payments on the securities will be made.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of securities you hold. If a Knock-In Event has occurred, you will be fully exposed to any depreciation in the Underlying. Regardless of the amount of any payment you receive on the securities, your actual yield may be different in real value terms.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: October 30, 2020 – November 6, 2020

Autocallable Securities due November 19, 2021 Linked to the Performance of the

S&P 500® Index

Additional Risk Considerations

•	The probability that the Final Level will be less than the Knock-In Level will depend on the volatility of the Underlying.

•	The securities are subject to Automatic Redemption, which exposes you to reinvestment risk. If the securities are automatically redeemed, the appreciation potential of the securities will be limited to the Automatic Redemption Premium.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	If on the Trade Date the internal funding rate we use in structuring notes such as these securities is lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”), we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities.

•	As a Swiss bank, Credit Suisse is subject to regulation by governmental agencies, supervisory authorities and self-regulatory organizations in Switzerland. Such regulation is increasingly more extensive and complex and subjects Credit Suisse to risks.

•	The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory, judicial and other factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlying. Your return on the securities will not reflect the return you would realize if you actually owned the equity securities that comprise the Underlying.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated October 30, 2020, Underlying Supplement dated June 18, 2020, Product Supplement No. I–B dated June 18, 2020, Prospectus Supplement dated June 18, 2020 and Prospectus dated June 18, 2020, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:
https://www.sec.gov/Archives/edgar/data/1053092/000095010320021161/dp139865_424b2-t1972.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.